UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TAG-IT PACIFIC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

873774 10 3

(CUSIP Number)

Thomas Anderson

600 Travis, Suite 3100, Houston, Texas 77002

713-224-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note.  Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 873774 10 3	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanders Morris Harris Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 572,818 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 572,818 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06%
14	TYPE OF REPORTING PERSON (See Instructions) BD

CUSIP NO. 873774 10 3	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ben T. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 572,818 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 572,818 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 873774 10 3	13D	Page 4 of 9 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Tag-It Pacific, Inc., a Delaware corporation (the “Issuer”), and shares of convertible redeemable series C preferred stock (the “Series C Preferred”), which are convertible into shares of Common Stock of the Issuer. The principal executive office of the Issuer of such securities is located at 21900 Burbank Boulevard, Suite 270, Woodland Hills, California 91367.

Item 2. Identity and Background.

Sanders Morris Harris Inc. (“SMH”) is a Texas corporation. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of SMH required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of SMH. SMH is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation (“SMH Group”). SMH is a registered broker/dealer.

SMH Group is a Texas corporation and the parent of SMH. The address of its principal office is 600 Travis, Suite 2900, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

Ben T. Morris is Chief Executive Officer and a director of Sanders Morris Harris Inc. The address of his principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

CUSIP NO. 873774 10 3	13D	Page 5 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On or around December 18, 2003, the Issuer and certain investors (the “Investors”) entered into subscription agreements (“Subscription Agreements”) to purchase shares of Series D convertible preferred stock, $0.001 par value (“Series D Preferred”), of the Issuer (the “Private Placement”). SMH entered into a Placement Agent Agreement with the Issuer pursuant to which SMH was engaged to act as placement agent with respect to the Private Placement. SMH and certain shareholders of the Issuer (the “Tag-It Shareholders”) entered into separate Voting Agreements dated December 18, 2003 (the “Voting Agreements”), as consideration for and a material inducement to the Issuer and the Investors to execute the Subscription Agreements, as described further in Item 4.

Pursuant to the Placement Agent Agreement, on December 18, 2003, the Issuer issued SMH warrants to purchase 572,818 shares of common stock at an exercise price of $4.74. The warrant was exercisable on June 18, 2005, and expires on December 18, 2008.

On November 10, 2004, the Issuer issued SMH warrants to purchase 215,754 shares of common stock at an exercise price of $3.65. The warrant is exercisable on May 10, 2005, and expires on November 10, 2009.

Item 4. Purpose of Transaction.

On December 18, 2003, the Issuer and the Investors entered into the Subscription Agreements to purchase shares of Series D Preferred. Each share of Series D Preferred will be convertible into common stock of the Issuer (the “Common Stock”) on a ten-for-one basis (the “Conversion”) at the election of the holder of the Series D Preferred at any time following the approval of the Conversion by the holders of Common Stock. In connection with the Private Placement, the Issuer agreed to use its best efforts to take all actions necessary and advisable and as permitted by law to hold a meeting of the shareholders of the Issuer at which the holders of Common Stock will consider and vote upon the Conversion. In order to induce the Issuer and the Investors to execute the Subscription Agreements, the Tag-It Shareholders agreed to restrict the transfer or disposition of any of the securities of the Issuer (the “Shares”) and granted to SMH irrevocable proxies to vote the Shares in favor of the issuance of shares of Common Stock upon the Conversion and the other actions contemplated under the Subscription Agreements and any action required in furtherance thereof. The irrevocable proxy expires upon the earlier to occur of (i) the approval of the matter discussed in the preceding sentence or (ii) December 18, 2005.

The irrevocable proxy expired on February 11, 2004, when the Conversion was approved by the shareholders of the Issuer.

Except as described in this Item 4, SMH has no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

CUSIP NO. 873774 10 3	13D	Page 6 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class
Sanders Morris Harris Inc.	572,818	(1)	3.06%
Ben T. Morris	572,818	(1)	3.06%

(1)	Includes 572,818 shares of Common Stock issuable upon exercise of currently exercisable warrants issued on December 18, 2003, with an exercise price of $4.74 per share. Does not include 215,754 shares of Common Stock issuable upon exercise of warrants issued on November 10, 2004, with an exercise price of $3.65 per share, which are not exercisable until May 10, 2005.

(b) The number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A or A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) The irrevocable proxies granted to SMH expired on February 11, 2004, when the conversion was approved by the shareholders of the Issuer. The reporting person ceased to be the beneficial owner of more than five percent of the common stock of the Issuer on February 11, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

Exhibit Title

None

CUSIP NO. 873774 10 3	13D	Page 7 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 2, 2004

Sanders Morris Harris, Inc.

By	/s/ Thomas Anderson
Thomas Anderson, Chief Compliance Officer

/s/ Ben T. Morris
Ben T. Morris

Each Reporting Person certifies only the information in Item 4 regarding, himself or itself, as the case may be.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 873774 10 3	13D	Page 8 of 9 Pages

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
Ben T. Morris	Chief Executive Officer and Director
George L. Ball	Chairman of the Board
Robert E. Garrison II	President and Director
Don A. Sanders	Chairman of the Executive Committee
Titus H. Harris, Jr.	Executive Vice President
Richard C. Webb	Executive Vice President
Peter M. Badger	President of Fixed Income Division
Howard Y. Wong	Chief Financial Officer and Treasurer
Sandy Williams	Secretary

CUSIP NO. 873774 10 3	13D	Page 9 of 9 Pages

Appendix A-1

Directors and Executive Officers of

Sanders Morris Harris Group Inc.

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Director and Chairman of the Board
Ben T. Morris	Director and Chief Executive Officer
Robert E. Garrison II	Director and President
Don A. Sanders	Director, Vice Chairman
Titus H. Harris, Jr.	Director, Executive Vice President of SMH
W. Blair Waltrip	Director, private investor
Nolan Ryan	Director, private investor
Dan S. Wilford	Director, President and CEO of Memorial Hermann Healthcare System
Richard E. Bean	Director, Executive Vice President and Chief Financial Officer of Pearce Industries Inc
Robert M. Collie, Jr.	Director, Partner in the law firm of Andrews Kurth LLP
Charles W. Duncan, III	Director, President of Duncan Equities, Inc.
Gerald H. Hunsicker	Director, General Manager of the Houston Astros
Scott McClelland	Director, President of H-E-B’s Houston and Central Market Division
Albert W. Niemi, Jr.	Director, Dean of the Edwin L. Cox School of Business at Southern Methodist University
Rick Berry	Chief Financial Officer